Ur-Energy 2007 Drilling Results on Great Divide Basin Exploration

Denver, Colorado (Marketwire – February 1, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) announces the following results for the 2007 drilling program on its exploration projects. “Development activities at the Lost Creek Project demanded most of the Company’s effort during 2007 and the exploration effort did not start until later in the year,” stated Bill Boberg, President and CEO. “As a result, we did not complete as much exploration drilling as we had hoped to complete in 2007. However, we are pleased with the work that was completed in that it outlined a number of new areas for the extension of resources on the Lost Creek Project as well as several new areas of potential mineralization.”

RS PROJECT

The RS Project includes a deposit which was drilled and evaluated by Texasgulf, Inc. between 1974 and 1979. Resources for this deposit were reported in a 1997 study done by Geologist Glen Culver to be 1.4 million tons with an average grade of 0.084% containing 2.3 million pounds eU3O8 (Historic resources not NI 43-101).

Drilling was initiated on November 15, 2007. A total of six rotary drilled reconnaissance exploration holes were drilled for a total of 5,530 feet (1,685 meters) before drilling ceased on December 20, 2007 due to winter weather and ground conditions. The ‘grassroots’ program was intended to test stratigraphic and alteration characteristics of the Battle Spring Formation within a frontier portion of the property.

The last two holes drilled were mineralized and exhibited geologic characteristics, indicating that drilling had been progressing in the direction of a potential mineral trend. The best mineral intercept was 5 feet of 0.023% eU3O8. The drilling program will resume in 2008 and will be expanded to include other frontier areas within the project.

EN PROJECT

The EN Project lies approximately five miles east-southeast of Lost Creek Project where Ur-Energy has recently submitted applications for a Source Materials License (NRC) and a Permit to Mine (WDEQ).

The primary goal of the 2007 drilling program was to investigate multiple occurrences of significant uranium mineral intercepts detected at depth in an abandoned oil and gas exploration hole drilled in 1979. A secondary goal was to provide reconnaissance information regarding stratigraphic and alteration characteristics of the Battle Spring Formation to supplement historic drilling data from elsewhere within the property. Drilling was initiated on October 17, 2007 and concluded on October 26, 2007. Three rotary drill holes were completed for a total footage of 8,605 feet (2,623 meters).

The results confirmed mineralization in the target zone. The primary targeted mineral intercept was 6.5 feet of 0.10% at 2,200 feet. The same intercept in EN29-1 (50’ offset) was two feet of 0.078% at 2,214.5 feet (0.02% cutoff). Although the planned drilling program was insufficient to substantiate economic concentrations, multiple, hitherto undetected, horizons of oxidation and trace mineralization were identified in the new drill holes, opening the door to numerous additional drill targets within the property. This new information is currently being evaluated within the framework of historic drilling data. Drilling will resume in 2008 and will focus on testing the results of this investigation.

LC NORTH PROJECT

The LC North Project lies adjacent to and immediately north of the Lost Creek Project where Ur-Energy recently submitted applications for a Source Materials License (NRC) and a Permit to Mine (WDEQ).

The primary goal of the 2007 drilling program was to investigate numerous occurrences of uranium-bearing intercepts detected by historic exploration drilling by previous operators in the 1970’s; and to examine their relationships to the mineralization to be mined at the Lost Creek Project. Preliminary evaluation of this historic drilling data indicated the potential for mineral trends in two areas, informally referred to as the East and West areas. A drilling program, consisting of 50 planned exploration holes, was initiated on October 22, 2007. Drilling was halted on December 6, 2007 in order to divert the drill rigs to activities at the Lost Creek Project. To that point in time, 30 holes were drilled for a total of 29,600 feet (9,022 meters). One hole was abandoned prior to logging due to drilling problems. Drilling focused on the West area where 25 holes were drilled at variable spacing. Five holes were drilled in the East area. The West area is approximately one mile north of the west-central portion of the Lost Creek mineral trend; and the East area is approximately one mile north of the east-central portion of Lost Creek trend.

The results confirmed mineralization occurring in multiple target horizons, many of which correlate stratigraphically with mineral horizons in the Lost Creek trend.

Results in the West area are summarized below, catalogued in terms of GT (Grade x Thickness) of the best intercept per hole. (Note: Minimum cutoff for development at the Lost Creek Project is GT = 0.30. ) Mineral values were determined by means of down-hole gamma measurements as recorded and reported by Century Geophysical Corporation.

Best GT/Hole
6 holes	GT ≥ 0.30 (Best Intercept: 5 ft. of 0.081% eU3O8 at 580 ft: hole LCN-5)
10 holes	0.15 ≤ GT < 0.30
7 holes	0.05 ≤ GT < 0.15
1 hole	0.05 < GT

Likewise, results in the East area are summarized below:

Best GT/Hole
1 hole	GT ≥ 0.30 (Best Intercept: 8 ft. of 0.041% eU3O8 at 635 ft: hole LCN-24)
2 holes	0.15 ≤ GT < 0.30
1 holes	0.05 ≤ GT < 0.15
1 hole	0.05 < GT

Drilling in this area was at variable and wide spacing and did not allow confirmation of mineral continuity or estimation of resources; but the results clearly indicate the potential for extension of the Lost Creek mineral trends into the LC North property; as well as the possibility of previously unidentified mineral horizons.

Drilling will be resumed in 2008 and will focus on testing continuity with the Lost Creek mineral trends and defining resource estimates.

The Qualified Person for the purposes of this press release, as defined by National Instrument 43-101, is W. William Boberg, President and CEO, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.